UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March, 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	310,716	0.0900	0.0498
Shares	Preferred	1,489,258	0.5331	0.2385
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direct with the Company	Sell	14	75	134.73	10,104.75
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
Same Class and Type	Total
Shares	Common	310,716	0.0900	0.0498
Shares	Preferred	1,489,183	0.5331	0.2385

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In Mach 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council		( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			309,967,778	89.8315		49.6411
Shares	Preferred			122,943,694	44.0087		19.6893
ADR(*)	Common			378,113	0.1096		0.0606
ADR(*)	Preferred			1,891,199	0.6770		0.3029
Simple Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures			5,000	6.1196		2.4212
Transactions in the Month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	28	45,000	115.00	5,175,000.00
Shares	Common	Credit Suisse	Buy	31	8,400	114.99	965,916.00
Shares	Common	Credit Suisse	Buy	31	34,500	115.00	3,967,500.00
Shares	Common	Credit Suisse	Buy	31	100	115.25	11,525.00
			Total Buy		88,000		10,119,941.0

ADR (*)	Common	Direct with the Company	Sell	04	126,038	126.84	15,986,208.10
ADR (*)	Common	Direct with the Company	Sell	05	126,038	126.91	15,995,514.75
ADR (*)	Common	Direct with the Company	Sell	06	126,037	122.83	15,481,144.28
			Total Sell		378,113		47,462,867.13
ADR (*)	Preferred	Direct with the Company	Sell	04	630,399	138.77	87,477.927.46
ADR (*)	Preferred	Direct with the Company	Sell	05	630,399	139.38	87,861,869.90
ADR (*)	Preferred	Direct with the Company	Sell	06	630,401	135.27	85,273,933.71
			Total Sell		1,891,199		260,613,731.08
End Balance
Securities / Derivatives	Securities Characteristics (2)			Quantity	%
					Same Class and Type		Total
Shares	Common			310,055,778	89.8570		49.6552
Shares	Preferred			122,943,694	44.0087		19.6893
ADR (*)	Common			0	0.0000		0.0000
ADR (*)	Preferred			0	0.0000		0.0000
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures			5,000	6.1196		2.4212

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.
(*)	Each ADR is equivalent to 1 share
Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In Mach 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	273	0.0001	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In Mach 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas - AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	19	0.0000	0.0000
Shares	Preferred	69	0.0000	0.0000
End Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	19	0.0000	0.0000
Shares	Preferred	69	0.0000	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations